Exhibit 99.1

News release

Cenovus closes acquisition of Toledo Refinery

Calgary, Alberta (February 28, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has closed on the transaction to purchase bp’s 50% interest in the bp-Husky Toledo Refinery in Ohio, effective today. Cenovus already owned 50% of the facility, and now owns 100% and assumes operatorship. Total consideration for the sale is approximately US$370 million after closing adjustments, including working capital. Cenovus and bp will also enter into a multi-year product supply agreement.

The Toledo Refinery has 160,000 barrels per day (bbls/d) of throughput capacity, including about 90,000 bbls/d of heavy oil capacity, and increases Cenovus’s total downstream refining capacity to about 740,000 bbls/d. Cenovus expects the refinery will ramp to full rates by mid-second quarter.
Advisory
Forward-looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is related to the Toledo Refinery ramping up to full rates of production, the addition of throughput capacity from the acquisition and entering into a multi-year product supply agreement with bp.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: commodity prices, inflation and supply chain constraints; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2023 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, inflation, operating and capital costs, and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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